                                                                       EXHIBIT 8

__________________, 20___

BY HAND

Whitney Holding Corporation
Attention:  Mr. William L. Marks
228 St. Charles Avenue
New Orleans, Louisiana  70130

American Bank
Attention:  Mr. David R. Wilson
1600 Smith Street
Houston, Texas  77002

Dear Messrs. Marks and Wilson:

This opinion is being furnished to you in connection with the proposed acquisition of American Bank ("Bank") by Whitney Holding Corporation ("Whitney"), which is expected to be completed on ("the Effective Date"). You have requested our opinion concerning the following:

o That the merger of Bank into Whitney National Bank ("WNB"), a wholly owned subsidiary of Whitney, will qualify as a reorganization under
         Section 368 of the Internal Revenue Code of 1986, as amended ("the Code").

o That the exchange of Bank common stock to the extent exchanged for Whitney common stock will not give rise to gain or loss for federal income tax purposes to the holders of Bank common stock with respect to such exchange.

RELIANCE ON CERTAIN FACTS, ASSUMPTIONS, AND REQUIREMENTS

The request is for our opinion on the federal income tax consequences to Whitney, Bank, WNB, and the stockholders of Bank. In rendering our opinion, we have relied upon the accuracy and completeness of the facts, assumptions, and information as contained in the Agreement and Plan of Share Exchange dated as of September 19, 2000 (in each case, without regard to any limitation based on Whitney's or Bank's knowledge or belief)-("Plan of Share Exchange"), including all exhibits attached thereto, the Registration Statement on Form S-4, and representations of the management of Whitney, WNB, and Bank. Whitney, WNB, and Bank have represented that such facts, assumptions, and representations are true, correct, and complete. However, we have not independently audited or otherwise verified any of these facts, assumptions, or representations. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions, or representations upon which we have relied may require a modification of all or a part of this opinion. We have no responsibility to update this opinion for events, transactions, circumstances, or changes in any of such facts, assumptions, or representations occurring after this date.

PREMISE OF OPINION

Our opinion is based solely on our interpretation of the Code; U.S. federal income tax regulations thereunder; relevant judicial decisions; and guidance issued by the Internal Revenue Service (the "Service") including revenue rulings and revenue procedures; and other authorities that we deemed relevant; in each case as of the date of this opinion.

U.S. federal income tax laws and regulations, and the interpretations thereof, are subject to change, which changes could adversely affect this opinion. If there is a change in the Code, the regulations thereunder, the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be reevaluated in light of any such changes. Our opinion is as of the date of this letter and we have no responsibility to update this opinion for changes in applicable law or authorities occurring after this date.

Our opinion does not address the potential tax consequences of any transactions, events, or circumstances other than the transaction as described herein. In addition, our opinion is limited to the U.S. federal income tax consequences set forth below. Our opinion does not address any non- income, state, local, or foreign tax consequences of the transaction. Additionally, it is our understanding Bank has elected to be an S corporation under Section 1362. Our opinion does not address Bank's status as an S corporation or the effect of termination of the S corporation status pursuant to the transaction. We also express no opinion on non-income tax issues, such as corporate law or securities matters.

This opinion does not address the U.S. federal income tax consequences of the transaction to any Bank common shareholder that has a special status, including (without limitation) broker-dealers and persons who acquired stock as the result of the exercise of an employee stock option, pursuant to an employee stock purchase plan, or otherwise as compensation.

Our opinion is not binding on the Service, and there can be no assurance that the Service will not take positions contrary to such opinion or will not be successful in sustaining such contrary positions. However, should the Service challenge the U.S. federal income tax treatment of the matters discussed below, our opinion reflects our assessment of the probable outcome of litigation based solely on an analysis of the existing authorities relating to such matters.

This opinion is solely for the benefit of Bank, the shareholders of Bank, WNB, and Whitney and is not intended to be relied upon by anyone else. We assume no responsibility for tax consequences, or any other consequences, to any other parties to the transaction or to other persons. Instead, any other such parties or persons should consult and rely upon the advice of their own counsel, accountant, tax advisor or other advisors. Except to the extent expressly permitted hereby and without the prior written consent of Arthur Andersen, LLP ("Andersen") this document may not in whole or in part be disclosed or quoted, nor otherwise referred to in any documents. Disclosure by Bank, shareholders of Bank, WNB, or Whitney to a taxing authority in the event of a penalty assertion by such authority is permitted, however. Notwithstanding anything herein to the contrary, (i) no restriction herein is intended to be nor shall be construed as a condition of confidentiality as such term is used in Code Sections 6011, 6111, 6112 and the regulations thereunder; and (ii) any corporation has Andersen's authorization to disclose to any and all persons, without limitation of any kind, any entity, plan, arrangement or transaction referenced in this document it being such corporation's duty to ascertain whether any further authorization is needed from Bank, the shareholders of Bank, WNB, Whitney or others.

PROPOSED TRANSACTION

Our understanding of the proposed transaction is as follows:

A. On the Effective Date, except for shares of Bank stock as to which dissenter's rights have been perfected and not withdrawn or otherwise forfeited, and except for shares held by Bank as treasury shares which shall be canceled, each issued and outstanding share of Bank stock shall be converted into shares of Whitney common stock ("Share Exchange") based on the terms contained in section 2 of the Plan of Share Exchange. As a result of the Share Exchange, the shareholders of Bank will own less than 10% of the outstanding stock of Whitney. In lieu of issuing fractional shares of Whitney common stock as a result of the Share Exchange, common shareholders of Bank will be entitled to receive a cash payment equal to such fractional share multiplied by the designated value of a share of Whitney common stock.

B. Pursuant to the overall plan of reorganization, shortly after the consummation of the Share Exchange, and pursuant to regulatory and SEC filings and pursuant to approval by the Board of Directors of Whitney received prior to the Share Exchange, Bank will be merged with and into WNB under the articles of association of WNB pursuant to the provisions of 12 U.S.C. Section 215c, and, as applicable, Section 215a (the "Merger"). The merger shall become effective at the close of business on the date on which the Bank Merger Agreement is executed by the respective officers of WNB and Bank (collectively called the "Merging Associations") in the name and on behalf of the Merging Associates.

OPINION

Based upon all of the foregoing, including representations of the management of Whitney and WNB and the management of Bank, it is our opinion with respect to the merger that:

a) The acquisition by WNB of substantially all of the assets of Bank solely in exchange for Whitney common stock and the assumption by WNB of the liabilities of Bank will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D). For purposes of this opinion, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Bank immediately prior to the proposed transaction.

b) Whitney, WNB, and Bank will each be a "party to a reorganization" (Section 368(b)).

c) No gain or loss will be recognized by Bank shareholders as a result of the exchange of Bank common stock solely for Whitney common stock pursuant to the merger. Gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. (Section 354(a)(1)).

d) The tax basis of the Whitney common stock received by Bank shareholders will be the same as the basis of the Bank stock surrendered in exchange therefor, decreased by the amount of basis allocated to the fractional shares that are treated as received by the shareholders and redeemed for cash (Section 358(a)(1)).

e) The holding period of the Whitney common stock received by Bank shareholders will include the period during which the Bank common stock surrendered in exchange therefor was held, provided that the Bank common stock is held as a capital asset in the hands of the Bank shareholders on the Effective Date (Section 1223(1)).

f) The payment of cash in lieu of fractional share interests of Whitney common stock will be treated as if each fractional share is distributed as part of the exchange and then redeemed by Whitney. Subject to the conditions and limitations of Section 302(a) of the Code, these cash payments will be treated as having been received as distributions in full payment in exchange for the fractional share of Whitney common stock. Any gain or loss recognized upon such exchange (as determined under Section 1001 and subject to the limitations of Section 267) will be capital gain or loss provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder (Revenue Ruling 66-365 and Revenue Procedure 77-41).

g) Each shareholder of Bank who dissents from the share exchange transaction involving Bank and Whitney, and receives cash in exchange for his shares of Bank common stock, will be treated as receiving such payment (other than any amounts constituting interest, which will be treated as ordinary income) in complete redemption of his shares of Bank, provided such shareholder does not actually or constructively own any Bank common stock after the exchange under the provisions and limitations of Section 302.

h) No gain or loss will be recognized by Bank on the transfer of all of its assets to WNB pursuant to the plan of merger (Section 361).

i) No gain or loss will be recognized by Whitney or WNB on the merger of Bank into WNB (Section 1032).

j) The tax basis of Bank's assets in the hands of WNB will be the same as the basis of those assets in the hands of Bank immediately prior to the merger (Section 362(b)). The tax basis of Bank's assets in the hands of WNB will not be increased by any cash paid to dissenters or cash paid in lieu of fractional shares.

k) The holding period of the assets of Bank in the hands of Whitney will include the period during which such assets were held by Bank (Section 1223(2)).

We express no opinion on the impact, if any, on any other sections of the Code, including but not limited to Section 382, other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In analyzing the authorities relevant to the potential tax issues outlined in this opinion we have applied the standards of "substantial authority" and "more likely than not proper," as used in Section 6662 under current law. Based upon our analysis, we have concluded that there is substantial authority for the indicated tax treatment of the transaction, and we also believe the indicated tax treatment of the transaction is more likely than not proper.

Very truly yours,

ARTHUR ANDERSEN LLP



By:
   --------------------------------
   Charles A. Giraud III

Copies to:
Joseph S. Schwertz, Jr., Esq.
Teresa Z. Lygate
Patrick J. Butler, Jr., Esq.
Ross D. Margraves, Jr. Esq.
Elizabeth M. Lestelle